                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                   FILING NO. 1 FOR THE MONTH OF JANUARY, 2001




                              VISIBLE GENETICS INC.
                              ---------------------
                           (Exact name of Registrant)

             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
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                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F X       Form 40-F
                                    --                 --


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes __      No X

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                              VISIBLE GENETICS INC.

      On January 31, 2001, we announced that we expect that 2000 fourth quarter revenues will be in the range of $2.9 million to $3.1 million and revenues for the full year of 2000 to be between $13.0 million and $13.2 million. As anticipated, fourth quarter 2000 revenues continue to show a shift in sales from sequencing system to kits and consumables. For the quarter ended December 31, 2000, we expect to report that sales of kits and consumables increased by 25% to 30% over the third quarter of 2000. We expect to report fourth quarter and fiscal year end results for the year ended December 31, 2000 prior to the opening of the market on March 8, 2001.

      We expect that financial results for 2001 will be largely dependent on the outcome and timing of the ongoing US Food and Drug Administration review of our application for our TRUEGENE(TM) HIV-1 Genotyping Kit. We recently filed our responses to the FDA's comments regarding our application which we received in December.

      This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause our results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and our products, delays in, or the refusal of, insurance companies and other third-party payors to reimburse us for our products, delays in product development, delays in making our new Atlanta manufacturing facility operational, and other risks detailed from time to time in our SEC filings, including our most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

      We hereby incorporate by reference this Form 6-K into our Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155, 333-94649 and 333-40616) and our outstanding
Registration Statements on Form S-8 and into the reoffer prospectuses contained therein.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                    VISIBLE GENETICS INC.


Date: January 31, 2001              By: /s/ Thomas Clarke
                                        ------------------------------
                                        Name:  Thomas Clarke
                                        Title: Chief Financial Officer